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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:

NATIONAL INTELLIGENCE ASSOCIATION, INC.

(Exact name of registrant as specified in its charter)

1800 Ravinia Place, Orland Park, IL 60462            (312) 775 9700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	X .	Rule 12h-3(b)(1)(i)	X .
Rule 12g-4(a)(1)(ii)	.	Rule 12h-3(b)(1)(ii)	.
Rule 12g-4(a)(2)(i)	.	Rule 12h-3(b)(2)(i)	.
Rule 12g-4(a)(1)(ii)	.	Rule 12h-3(b)(2)(ii)	.
		Rule 15d-6	.

Approximate number of holders of record as of the certification or notice date: _______37_______

Pursuant to the requirements of the Securities Exchange Act of 1934, Broacast Marketing Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  May 30, 2012

By:  /s/ James Miller

James Miller

President and CEO